Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Oren Frank, Co-Founder and CEO at Talkspace, Roni Frank, Co-Founder & Head of Clinical Services at

Talkspace, Brian Sozzi, Myles Udland and Julie Hyman at Yahoo!

Yahoo! Finance: Market Open—Therapy Service Talkspace to Go Public via $1.4B SPAC Deal

January 15, 2021

[Broadcast Clip; 10:40 AM ET]

Brian Sozzi: Online therapy provider Talkspace said this week it will go public in a $1.4 billion SPAC deal. Now the deal is being backed by blank check company started by JP Morgan’s former CFO Doug Braunstein. And joining us are the founders of Talkspace, Roni and Oren Frank. Good morning to you both. Certainly, I’m sure, a very exciting week for you two, and the company. Oren, let me start with you. What is the pitch here to investors?

Oren Frank: I think that it was—first of all, good morning, thanks for having us, and his name is actually Doug Braunstein, our new partner. The pitch to investors here is very simple, behavioral health as an industry has been underprioritized, almost to a level of neglect, for many, many years. And we are going to be the first publicly traded company that focuses on, I would say access and quality of care, in behavioral health, and mostly through virtual or remote care, which is the perfect fit for behavioral health, and we think there’s room in the market for a pure play platform that focuses on that line of health care, which as I mentioned before has been underserved for many, many decades.

Myles Udland: And so, I’m thinking, Roni, a bit about the changes that have happened just this year. In many ways it seems like the market maybe came to you. All or most all, you know, mental health counseling now has to be remote, it is virtual, something you guys have been working on already. How much did it change maybe the trajectory of where you saw the industry headed, you know, given unfortunately, the pandemic we find ourselves in?

Roni Frank: So while COVID-19 pandemic, an economic recession and social unrest heightened depression, heightened anxiety, loneliness, relationships, it’s important to understand that the crisis of mental health was before this unprecedented year. In the U.S. alone, 70 million people suffer from some level of mental health issues, and only half of them receive care. Why? Because it’s too expensive, it’s not convenient, it’s not accessible and people are just struggling without the ability to receive professional help. So we built a technology platform to address this huge unmet need with the mission to democratize mental health care, improving clinical outcomes and reducing costs.

Julie Hyman: And Roni, I want to follow up on that, and talk about the Talkspace platform a little bit more, because a lot of the interaction between therapists and users of the platform is by text – I know you have video as well. And some in the sort of more traditional psychotherapy community have questioned the effectiveness of those texts, right, as a way to conduct therapy, and have said that in-person, or at the very least, video sessions, in a sort of constrained manner or with boundaries might be a more effective way. So how are you thinking about that? And what does the research show on that front?

Roni Frank: The providers are setting the expectations with their clients so of course they can put boundaries and they are explaining how many times a day they are going to respond, what time, how it’s working. And it’s about a relationship, and the engagement between the client and the therapist. Some clients prefer messaging. Some clients prefer live video chat. It is all about meeting the clients’ needs.

Oren Frank: I would add that in terms of research, we have a huge value of research that shows the multimedia modality that we practice, it performs equally and sometimes actually a little better than what is expected from the traditional settings of face to face therapy. Which is great, I’ve used face to face therapy for years. We have nothing against it. But the truth is, that delivery modality failed to satisfy the demand in the market. By going virtual, we can expand the number of people that have access, and as I mentioned before, we have over 10 peer review studies. We just received a grant of almost $7 million to do a very large scale study on exactly your question. So we’re very confident that this works, at least as good as the traditional care model does.

Roni Frank: It is also important to mention that the providers love the messaging because they love the flexibility and the convenience of the platform, and basically they can provide services any time, and anywhere, so they love this modality.

Brian Sozzi: Oren, why did you both choose the SPAC route?

Oren Frank: So I think, you know, a SPAC is a platform, and I listened carefully to your previous segment, and I’m not sure that SPAC is a category. For us, it is the quality of the company, the quality of the sponsor, and more above everything else is the relationship between the two. We are a relationship company, we deal with behavioral health, so the chemistry, and to be honest, we hit it off with Hudson and with Doug Braunstein from the very first moment. We were given a mandate from our board to look at all possibilities, including going the traditional way to become a publicly traded company, and we found that their level of expertise and know-how about health care, and their network of investors and CEOs, in the health care, and who they are, were a really good fit for us. So it was personal, to be honest.

Roni Frank: I would like to add that mental health is such a huge part of our overall health and well-being, and this merger is that, and they have been so excited for us, because it allows us to grow very, very quickly, and offer our services to many, many more people, and give them the opportunity to live better, happier, healthier lives, and that’s the real mission, and that’s what I’m so excited about.

Brian Sozzi: Lastly, here, just on the numbers. So you’re projecting a $12 million adjusted operating loss this year, but you do expect $42 million in adjusted operating profits by 2023. How do you go from a loss this year to making those types of profits?

Oren Frank: So this is a vastly-growing market. And of course, there are very clear advantages to scale. And we strongly believe that, and we’ve seen this trajectory in the past, it’s not something that we are not trending towards already, and we strongly believe that once we reach a run rate, which is about twice of what we are today, we will go EBITDA positive, so it’s in the plan. I think actually the plan that we released, as part of the merger discussion is pretty conservative. As you mentioned in the previous segment, we want to deliver on our goals, on our budgets, and everything is reported, and we are confident we can do that.

Brian Sozzi: Alright, we’ll leave it there. Good luck on the road ahead as a public company. Talkspace founders Roni and Oren Frank. Have good weekend.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Talkspace and HEIC. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on Nasdaq Stock Market, (x) the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.